Exhibit 11
Computation of Basic and Diluted Earnings Per Common Share

A. Schulman Inc.
Computation of Basic and Diluted Earnings Per Common Share.

	Year ended August 31
(in thousands except share and per share data)	2006	2005	2004
Net income	$32,662	$32,093	$27,906
Dividends on preferred stock	$(53)	$(53)	$(53)

Net income applicable to common stock	$32,609	$32,040	$27,853

Number of shares on which basic earnings per share is calculated:
Average outstanding during period	29,961,580	30,619,780	30,128,117
Add — Incremental shares under stock compensation plans	432,630	430,010	446,940

Number of shares on which diluted earnings per share is calculated	30,394,210	31,049,790	30,575,057

Basic earnings per share	$1.09	$1.05	$0.93

Diluted earnings per share	$1.07	$1.03	$0.91